SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _________________

Commission file number:   000-23406

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Southern Bank 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Southern Missouri Bancorp, Inc.
531 Vine Street
Poplar Bluff, MO  63901

SOUTHERN BANK 401(k) RETIREMENT PLAN

Required Information

The Southern Bank 401(k) Retirement Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. Attached to this report as Exhibit 23 is the consent of BKD, LLP.

Southern Bank 401(k) Retirement Plan

EIN 43-0462350     PN001

Report of Independent Registered Public Accounting Firm and Financial Statements

June 30, 2015 and 2014

Southern Bank 401(k) Retirement Plan

June 30, 2015 and 2014

Report of Independent Registered Public Accounting Firm

Audit Committee
Southern Bank 401(k) Retirement Plan
Poplar Bluff, Missouri

We have audited the accompanying statements of net assets available for benefits of Southern Bank 401(k) Retirement Plan as of June 30, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended June 30, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Southern Bank 401(k) Retirement Plan as of June 30, 2015 and 2014, and the changes in net assets available for benefits for the year ended June 30, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKD, LLP

St. Louis, Missouri
December 17, 2015

Southern Bank 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
June 30, 2015 and 2014

	2015	2014

Investments, At Fair Value	$15,665,555	$12,670,670

Receivables
Notes receivable from participants	379,782	177,619
Employer's contributions	392,295	302,219

	772,077	479,838

Net Assets Available for Benefits	$16,437,632	$13,150,508

See Notes to Financial Statements

Southern Bank 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended June 30, 2015

Investment Income
Net appreciation in fair value of investments	$237,393
Interest and dividends	477,045

Net investment income	714,438

Interest Income on Notes Receivable from Participants	10,335

Contributions
Participants	407,944
Employer	747,105
Rollovers	111,750

Total contributions	1,266,799
Transfers From Acquired Company Plan	2,337,616
Total additions	4,329,188

Deductions
Benefits paid to participants	1,038,357
Administrative fees	3,707

Total deductions	1,042,064

Net Increase	3,287,124

Net Assets Available for Benefits, Beginning of Year	13,150,508

Net Assets Available for Benefits, End of Year	$16,437,632

See Notes to Financial Statements

Southern Bank 401(k) Retirement Plan
Notes to Financial Statements (continued)
June 30, 2015 and 2014

Note 1:	Description of the Plan
The following description of Southern Bank 401(k) Retirement Plan (Plan) provides only general information.  Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the Plan Administrator.
General
The Plan is a defined contribution plan sponsored by Southern Bank (the Bank), a wholly-owned subsidiary of Southern Missouri Bancorp, Inc. (the Company), for the benefit of its employees who have at least one year of service and are age 21 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The Bank also maintained a qualified Employee Stock Ownership Plan (ESOP).  The Bank merged the ESOP into the Plan effective October 1, 2010.  Participant accounts under the ESOP are maintained as a separate source (ESOP Source) under the Plan with ESOP provisions concerning matters such as vesting, withdrawals, loans, dividends, and distributions remaining in effect.
The Plan is administered by the Bank.  Capital Bank and Trust is the trustee of the Plan.  American Funds serves as Plan custodian.
Contributions
The Plan permits eligible employees to make voluntary contributions to the Plan up to the annual limit set by the Internal Revenue Service (IRS).  Employee rollover contributions are also permitted.
The Bank makes safe harbor matching contributions of 100% of employees' salary deferral amounts on the first 3% of employees' compensation, and 50% of employees' salary deferral amounts on the next 2% of employees' compensation.  The Bank also makes profit-sharing contributions.  Bank profit-sharing contributions are discretionary as determined by the Bank's Board of Directors.  Contributions are subject to certain limitations.  Forfeitures are used to reduce Bank contributions.
Plan Merger
Effective January 1, 2015, the assets of the Peoples Bank of the Ozarks 401(k) Retirement Plan totaling $2,337,616 were merged into the Plan.

Southern Bank 401(k) Retirement Plan
Notes to Financial Statements (continued)
June 30, 2015 and 2014

Participant Investment Account Options
Investment account options available include various funds and common stock of the Company.  Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.
Participant Accounts
Each participant's account is credited with the participant's contribution, the Bank's contribution, and plan earnings, and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their voluntary contributions plus earnings thereon.  Bank matching contributions and ESOP Source contributions are vested at a rate of 20% per year of service beginning with completion of the second year of service.  A participant becomes fully vested with completion of their sixth year of service.  The non-vested balance is forfeited upon termination of service.  Forfeitures are used to reduce Bank contributions.
Payment of Benefits
Under the terms of the Plan, participants are entitled to receive the amount credited to their accounts upon normal retirement at the age of 65 or disability retirement.  Participants terminating employment prior to retirement are entitled to receive that portion of their account that is vested.  In the event of death, the participant's account becomes fully vested and is paid to the designated beneficiary.  Distributions under the Plan are payable in a lump sum or through installments.  Payments through installments are only available to Participants with a vested account balance in excess of $5,000 who terminate at normal retirement age or later.  At June 30, 2015 and 2014, Plan assets included no amounts allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but which had not yet been paid.
Forfeited Accounts
At June 30, 2015 and 2014, forfeited non-vested accounts totaled $3,791 and $11,880, respectively.  These accounts will be used to reduce future Bank contributions. The forfeitures totaling $3,791 were used to reduce employer contributions made during the 2016 plan year related to the 2015 employer contributions receivable.

Southern Bank 401(k) Retirement Plan
Notes to Financial Statements (continued)
June 30, 2015 and 2014

Participant Loans
The Plan Document includes provisions authorizing loans from the Plan to active eligible participants.  Loans are made to any eligible participant demonstrating a qualifying need.  The minimum amount of a loan shall be $1,000.  The maximum amount of a participant's loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance.  All loans are covered by demand notes and are repayable over a period not to exceed five years through payroll withholdings unless the participant is paying the loan in full.  Interest on the loans is fixed for the term of the loan at a rate one percentage point above the Wall Street Journal's published prime rate of interest on the first day of the month in which the loan was made.
Plan Termination
Although it has not expressed an intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of plan termination, participants will become 100% vested in their accounts.

Note 2:	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Quoted market prices, if available, are used to value investments.  Common stock is valued at the closing price reported on the active market on which the individual security is traded.  Mutual funds and the money market fund are valued at the net asset value (NAV) of shares held by the plan at year end.

Southern Bank 401(k) Retirement Plan
Notes to Financial Statements (continued)
June 30, 2015 and 2014

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.
Plan Tax Status
The Plan operates under a non-standardized adoption agreement in connection with a prototype 401(k) profit-sharing plan and trust sponsored by American Funds Distributors, Inc.  This prototype plan document has been filed with the appropriate agency. The Plan has not obtained or requested a determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt.
The Plan is no longer subject to U.S. federal tax examinations by tax authorities for years before 2011.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.
Administrative Expenses
Administrative expenses may be paid by the Bank or the Plan, at the Bank's discretion.

Southern Bank 401(k) Retirement Plan
Notes to Financial Statements (continued)
June 30, 2015 and 2014

Note 3:	Investments
The fair value of the Plan's investments at the end of the year is as follows:
	2015	2014

Mutual funds
Bond funds	$328,791	$290,351
Balanced funds	313,683	174,495
Growth & income funds	1,193,930	998,170
Growth funds	2,683,761	2,062,578
Target date funds	2,465,262	1,234,922
Company security – Southern Missouri Bancorp, Inc. Common Stock	8,452,219	7,714,114
Money market fund	227,905	185,712
Cash – Southern Missouri Bancorp Awaiting Stock Purchase Fund	4	10,328

	$15,665,555	$12,670,670

The Plan's investments (including investments bought, sold and held during the year) appreciated in fair value as follows:
2015

Mutual funds	$(108,724)
Company security	346,117

$237,393

The fair value of individual investments that represented 5% or more of the Plan's net assets available for benefits were as follows:
	2015	2014

Southern Missouri Bancorp, Inc. Common Stock	$8,452,219	$7,714,114
American Funds 2020 Target Date Fund	872,505	-

Interest and dividends realized on the Plan's investments for the year ended June 30, 2015 were $477,045.

Southern Bank 401(k) Retirement Plan
Notes to Financial Statements (continued)
June 30, 2015 and 2014

Note 4:	Party-in-Interest Transactions
Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer, or relatives of such persons.
The Plan allows participants to invest their account balances in shares of the Company.  The number of shares of common stock held by the Plan at June 30, 2015 and 2014 was 448,394 shares and 213,687 shares, respectively, and the Plan received dividends of $149,366 during the year ended June 30, 2015.
The plan incurs expenses related to general administrative and record keeping. The Company pays certain administrative expenses and accounting and auditing fees relating to the Plan and provides certain administrative services at no cost to the plan.

Note 5:	Fair Value of Plan Assets
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs.  There is a hierarchy of three levels of inputs that may be used to measure fair value:
Level 1	Quoted prices in active markets for identical assets
Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets
Level 3	Unobservable inputs that are supported by little or no market activity and significant to the fair value of the assets
Recurring Measurements
The following tables present the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at June 30, 2015 and 2014:

Southern Bank 401(k) Retirement Plan
Notes to Financial Statements (continued)
June 30, 2015 and 2014

		June 30, 2015
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Company security	$8,452,219	$8,452,219	$-	$-
Mutual funds
Bond funds	328,791	328,791	-	-
Balanced funds	313,683	313,683	-	-
Growth & income funds	1,193,930	1,193,930	-	-
Growth funds	2,683,761	2,683,761	-	-
Target date funds	2,465,262	2,465,262	-	-
Money market fund	227,905	227,905	-	-

		June 30, 2014
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Company security	$7,714,114	$7,714,114	$-	$-
Mutual funds
Bond funds	290,351	290,351	-	-
Balanced funds	174,495	174,495	-	-
Growth & income funds	998,170	998,170	-	-
Growth funds	2,062,578	2,062,578	-	-
Target date funds	1,234,922	1,234,922	-	-
Money market fund	185,712	185,712	-	-

Southern Bank 401(k) Retirement Plan
Notes to Financial Statements (continued)
June 30, 2015 and 2014

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.  There have been no significant changes in the valuation techniques during the year ended June 30, 2015.  In addition, the Plan had no assets measured at fair value on a nonrecurring basis.
Investments
Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.

Note 6:	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at June 30, 2015 and 2014, to Form 5500:
	2015	2014

Net assets available for benefits per the financial statements	$16,437,632	$13,150,508
Less: employer's contributions receivable	392,295	302,219

Net assets available for benefits per Form 5500	$16,045,337	$12,848,289

The following is a reconciliation of contributions per the financial statements for the year ended June 30, 2015, to Form 5500:
2015

Contributions per the financial statements	$1,266,799
Add: Employer's contributions receivable at June 30, 2014	302,219
Less: Employer's contributions receivable at June 30, 2015	(392,295)

Contributions per Form 5500	$1,176,723

Southern Bank 401(k) Retirement Plan
Notes to Financial Statements (continued)
June 30, 2015 and 2014

Note 7:	Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Southern Bank 401(k) Retirement Plan
EIN 43-0462350     PN001
Schedule H, Line 4i – Schedule of Assets (held at end of year)
June 30, 2015

	Investment Type and Issuer	Description of Investment		Current Value

*	American Funds Money Market Fund	227,905	shares	$ 227,905

	Mutual Funds
*	American Funds Bond Fund of America	10,173	shares	128,990
*	American Funds Intermediate Bond Fund of America	14,767	shares	199,801
*	American Funds Income Fund of America	3,688	shares	77,857
	Franklin Income Fund	16,764	shares	38,390
*	American Funds American Balanced Fund	8,075	shares	197,436
	Invesco Van Kampen Comstock Fund	10,745	shares	274,634
	Templeton Growth Fund	3,819	shares	90,821
*	American Funds Fundamental Investors	4,808	shares	252,654
*	American Funds Investment Company of America	15,677	shares	575,821
*	American Funds Growth Fund of America	17,621	shares	774,775
*	American Funds New Perspective Fund	10,837	shares	406,402
*	American Funds New World Fund	5,255	shares	284,645
	Putnam Voyager Fund	2,247	shares	68,003
	Victory Established Value Fund	19,834	shares	680,306
	Franklin Small Cap Growth Fund	24,575	shares	469,630
*	American Funds 2010 Target Date Fund	4,746	shares	48,786
*	American Funds 2015 Target Date Fund	5,473	shares	60,037
*	American Funds 2020 Target Date Fund	75,411	shares	872,505
*	American Funds 2025 Target Date Fund	20,894	shares	257,204
*	American Funds 2030 Target Date Fund	20,114	shares	259,674
*	American Funds 2035 Target Date Fund	27,732	shares	360,517
*	American Funds 2040 Target Date Fund	27,498	shares	362,152
*	American Funds 2045 Target Date Fund	11,825	shares	156,331
*	American Funds 2050 Target Date Fund	4,952	shares	64,075
*	American Funds 2055 Target Date Fund	1,506	shares	23,981

*	Southern Missouri Bancorp, Inc. Common Stock (SMBC)	448,394	shares	8,452,219

*	Cash - SMBC Awaiting Purchase Fund			4

*	Notes Receivable from Participants	Various maturity dates through 2020; interest rates up to 5.25%		379,782
				$ 16,045,337

	* Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN BANK 401(k) RETIREMENT PLAN

	By:	Southern Bank, as Plan Administrator

Date December 17, 2015	By:	/s/ Matt Funke
	Name:	Matt Funke
	Title:	Chief Financial Officer